Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

Internal FAQ

For Employees

10/20/03

Q. Why do Click2learn and Docent want to merge? Why now?

Organizations worldwide have begun demonstrating the business impact that can be achieved through the application of learning and performance management software solutions. However, the market had not yielded a clear leader. This combination is primarily driven by a desire to create a clear leader in the industry. Customers can expect to benefit from the new company’s enhanced financial strength, depth and breadth of product, deep experience base, and ability to invest in R&D and future innovation. This combination can be expected to further enhance an already strong record of customer success demonstrated by both companies.

Organizations that are making important business decisions about supporting strategic objectives for tens of thousands – or even hundreds of thousands of people – do not want to risk their success with small companies or unproven newcomers. Both companies feel this merger is exactly what the market needs at this point in time: a clear leader that companies and stockholders can rely on for years to come.

Q. What can you tell me about Click2Learn?

Founded in 1984 by Microsoft co-founder Paul Allen, Click2learn (NASDAQ: CLKS) is the recognized leader in enterprise productivity solutions for Global 2000 organizations and government agencies seeking to improve business performance and workforce productivity. Using Click2learn’s Aspen Engerprise Productivity Suite ™ and ToolBook Simulation and Authoring Solution, many of the world’s best-known corporations improve sales force readiness, achieve and demonstrate regulatory compliance, improve speed and quality of customer service, and educate customers and partners, while at the same time realizing significant cost savings. Click2learn’s clients include such industry leaders as Accenture, American Airlines, AstraZeneca, Century 21, Fujitsu, Microsoft, Pfizer and Symantec. Based in Bellevue, Wash., with office throughout the U.S., Click2learn (www.click2learn.com) also is represented in Europe, Australia, Japan and India. Headquartered in Washington State, they are a public company (NASDAQ: CLKS) that currently employs approximately 300 full-time employees worldwide.

Q. What are the benefits of the proposed merger?

By joining forces, the combined company will enjoy compelling advantages that are expected to benefit the customers of each, including:

➢	The industry’s most comprehensive, integrated software suite combining complementary, best in class capabilities. The new company will offer a complete suite that includes: Learning Management, Learning Content Management, Analytics, Virtual Classroom, Knowledge Management, Collaboration, and Performance Management.
➢	The largest customer base in the industry – with over 600 enterprise customers – and broad market reach across geographies and industry verticals. The new company will count 40% of the Fortune 50 and over 35% of the Global 50 among its customers. Of the largest 15 companies in the world, 60% will be customers of the combined company.
➢	The broadest and strongest network of strategic partners. The new company will combine relationships with the highest caliber organizations in the systems integrator, content provider, and outsourcing fields. Strong partnerships with organizations such as Accenture, Deloitte, Exult, IBM, Microsoft, NEC, Primedia, and Thomson Learning can be expected to provide customers with superior capabilities and solutions.
➢	The leading R&D, Services and Customer Support teams in the industry to continue to innovate groundbreaking technologies and provide superior support to clients.
➢	The financial strength to deliver results. With over $40 million in cash and the scale to leverage operational efficiencies, the combined company expects to be the clear choice for clients looking for a long-term supplier partnership.

For employees, this will mean a more stable company, and the opportunity to work for the clear leader in an emerging market.

Q. When will the deal officially close?

The merger is subject to customary closing conditions, including stockholder approvals, and is expected to be completed in the first quarter of 2004.

Q. Is there a chance that the merger will not close?

Yes, if certain closing conditions are not met, if one or both of the respective company’s stockholders do not vote to approve it.

Q. What will the combined company be called?

It is highly likely the company will have a brand new name, expected to be announced prior to closing. Both executive teams feel this is a wonderful opportunity to signal a new beginning. A branding expert has been retained to assist us with naming and branding the company, and will likely be interacting with people from both companies as part of this effort.

Q. What should we do differently in anticipation of the merger?

For the next few months prior to closing, it is “business as usual.” We are direct competitors until the merger closes, and we will continue to be direct competitors if it does not close. From a business and regulatory perspective, it is important that we continue to compete in the marketplace and run our business as we were prior to the announcement. During this time period, a certain amount of preparation and planning will occur for company integration, but because we are still independent companies, we need to continue to run our business independently and abide by anti-trust rules and regulations.

Q. Where will the headquarters of the merger company be located?

Currently it is anticipated that official company headquarters will be in Mountain View, CA, the current Docent headquarters. A final decision on this will be made prior to closing, but it is important to recognize that the headquarters for both companies today are expected to be primary and thriving locations for the combined company.

Q. What about other offices?

Upon completion of the deal, decisions on other offices will be made specific to their geographic region.

Q: What roles will Docent and Click2learn management assume?

The combined company will be led by a management team and board of directors derived from both companies. Andrew Eckert, President and CEO of Docent, will be CEO of the combined company. Kevin Oakes, Chairman and CEO of Click2learn, will serve as the President. Other executive management and board of directors positions will be announced prior to the closing of the transaction.

Q. What will the new organizational structure look like?

Upon completion of the deal, a new organizational structure will be rolled out to all employees.

Q. Why is the combination of the two companies expected to be profitable?

Early analysis has uncovered that, as separate companies, Click2learn and Docent duplicate several functions in pursuit of the same business. By combining, the new company is expected to achieve significant efficiencies that will be realized through reduced cost of sales, marketing, services and operating expenses. The combined company is anticipated to achieve significant cost synergies that were not achievable as separate companies.

Our goal is to achieve a quarterly expense run rate reflective of these savings within the first two quarters post merger. From a revenue perspective, we believe that significant cross-selling opportunities exist from a combined product line. For example, we expect Docent Analytics to be a natural addition for Click2learn clients. In addition the ability to leverage each company’s existing international and partner distribution channels may offer additional revenue opportunities for the combined product line.

Q. What about integrating the two companies? What’s the timetable, and who will be in charge of the integration? Will employees have any input into the integration process?

An integration team, made up of representatives for both companies, will oversee the integration of the two companies. This team will begin working soon to develop an integration plan, with decisions and processes implemented upon deal closing. Employees of both companies are expected to have input into this process. Many decisions will have to be made as we work toward integrating the two companies. We will work with employees to listen and understand their concerns and feedback as these decisions are made.

Q. Who should we ask to get answers to our questions about the merger and the integration of the two companies?

You should talk with your manager, and if your manager needs additional information on any questions you have, he/she will coordinate with the integration team or HR.

Q. Do you expect any layoffs - short term/long term? If so, where will they occur?

We will be eliminating duplicate functions upon completion of the merger, and most likely in the months following the merger. Almost every department will feel some effect of this, although no decisions have been made to date on any individuals, functions or departments. We expect to handle this transition professionally, and great care will be taken by the respective HR departments to ensure this.

Q. How many employees do the two organizations have today and how many do you anticipate one year from now?

Docent has approximately 165 employees, and Click2learn has approximately 300 employees. We do not know at this time exactly how many jobs will be eliminated. As the integration team develops the new organizational structure, we will begin to clarify the headcount requirements of the organization. We can expect some layoffs to occur shortly after closing but some changes to the organization will require a longer transition period.

Q. If my job is eliminated, when will know and will I receive any severance?

As soon as we know for sure that your position will be eliminated we will tell you and your manager. You will be eligible to receive severance pay; how much has yet to be determined.

Q. Does the merger mean that employees of either company will be asked to relocate?

It is not anticipated at this time that any employees will be asked to relocate, although for some positions it may be necessary. We would give you as much advance notice as possible if your position would be affected that way.

Q. How much customer overlap is there between the two companies?

Currently there is very little overlap, which means the cross-selling opportunities within each company’s customer base are numerous.

Q. What will be communicated to our customers? What should I say to them about the merger?

An external FAQ was published along with the merger press release. You can find copies at our main web page. In addition to this FAQ, executives of both companies will be calling into our top clients to personally brief them on the merger. This is expected to continue to happen for the next several weeks.

Q. Can we talk to our counterparts at Click2learn/Docent?

Remember that we will continue to be direct competitors unless and until the transaction closes. We must continue act like direct competitors not only to protect our business, but to comply with applicable laws. Employees should not contact employees of the other company unless they are members of the integration team and then only to the extent and for the purpose specifically directed by an executive member of the integration team. If you are contacted by an employee of the other company you must refer that employee to the integration team.

Even if you are a member of the integration team, your activities must be limited to planning for the integrated company. You may not provide confidential information related to our current business and operations. Under no circumstances may you discuss in any way current customers, sales prospects, pricing, current bids, RFPs or any matters related to the sales process. If there is any doubt about whether you can provide certain information contact the Legal Department for advice first.

Q: What is the product strategy going forward?

Click2learn and Docent share the same vision: provide Business Performance Management and Learning technologies through one integrated platform that drives business results. Our product helps identify and act on the most powerful levers to solve business problems throughout an organization and drive performance. This shared vision will solidify the joint company as the clear choice for customers purchasing a Learning and Performance Management Solution. The new company expects to deliver a new suite to the market that combines the best of both existing platforms and capabilities, while also adding new innovative capabilities. We expect the combined product to include:

➢	An integrated platform with a seamless user experience
➢	Ability for companies to set goals and track performance to those goals
➢	Ability to manage associated learning and content
➢	Ability to manage knowledge, learning and information in one place
➢	Ability to create robust learning content, quickly and easily
➢	Ability to engage in real-time collaborative learning
➢	Solutions specific to vertical and horizontal markets
➢	Ability to measure business impact
➢	Support for industry standard technologies

We believe the combined company will be the only provider with the resources to offer this full capability and the proven experience and track record to deliver on the promise.

Finally, we believe the combination of the broadest installed customer and experience base will result in the strongest ability to innovate according to customers’ needs and reduce the total cost of ownership. In fact, the combination will result in the leading Business Performance Management and Learning software company with over 600 customers from all industry verticals, with specific depth in Military and Government, Manufacturing, Financial Services, Healthcare Services, Pharmaceuticals, Retail, Energy, Telecomm, and High Tech.

Benefits

Q. Will my years of service be recognized in the new organization?

Yes. Your service date will be transferred; and benefits impacted by that date, such as vacation accrual, will be calculated accordingly.

Q. Which companies benefit plans will we be on?

Until the close of the merger, you will continue to participate in your current benefit plans. We are evaluating benefits right now, and our goal will be to provide the best and most cost effective plan to the employees of the combined company.

Q. What happens to my stock options?

Under terms of the Agreement, Docent employees will receive an option to purchase .9525 shares of common stock of the new company for each share of Docent common stock subject to outstanding options (vested and unvested) they have on the closing date (rounded down to the nearest whole number). The exercise price will be adjusted to equal the quotient determined by dividing the old exercise price by .9525 (rounded up to the nearest whole cent). There will be no change to the vesting schedule.

EXAMPLE: Employee has options to purchase 1000 shares of Docent common stock at an exercise price of $1.86.

New # of stock options:	1000 * .9525 = 952
New exercise price:	$1.86/.9525 = $1.96

Q. What about my vacation, holidays – will anything change during integration?

No – you may use your vacation, holidays, and paid time off the same way you did preannouncement. While our policy along these lines may change post merger, please follow current policy for now.

Q. If I have specific questions about human resources and benefits issues as it relates to the integration whom should I contact?

Should you have any Integration questions regarding Human Resource or Benefit issues you can email your HR Director. We expect to continue to have regular communication with employees regarding HR and benefits issues.

SAFE HARBOR STATEMENT/ FORWARD-LOOKING STATEMENTS

Information in this presentation may contain forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company’s product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent’s and Click2learn’s with the Securities and Exchange Commission, including the companies’ respective 10-K and 10-Q filings

Additional Information And Where To Find It

Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9525. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding these directors and executive officers is also included in Click2learn’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.